FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.
Exact Name of Registrant as Specified in Charter

0001003197
Registrant CIK Number

Form 8-K, December 6, 2004, Series 2004-3

333-111379

Name of Person Filing the Document
(If Other than the Registrant)

04051556

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: Dec. 6, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ____________________

Name: Frank Skibo

Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.
EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Home Loan Mortgage Trust 2004-2
Cap Schedule

Settle Date	12/16/2004
Pymt Date	1 NY business day prior to End Accrual Date
Accrual	Act/360

(each below subject to business day convention)

Start Accrual Date	End Accrual Date	Period	Cap Balance	Cap Strike	Cap Ceiling
12/16/2004	1/15/2005	1	90,000,000.00	4.63978	10.00000
1/15/2005	2/15/2005	2	88,046,066.02	4.45075	10.00000
2/15/2005	3/15/2005	3	86,150,544.48	6.95837	10.00000
3/15/2005	4/15/2005	4	83,560,554.72	6.28562	10.00000
4/15/2005	5/15/2005	5	81,047,997.73	6.49581	10.00000
5/15/2005	6/15/2005	6	78,610,568.00	6.28692	10.00000
6/15/2005	7/15/2005	7	76,246,028.44	6.49716	10.00000
7/15/2005	8/15/2005	8	73,952,208.37	6.28824	10.00000
8/15/2005	9/15/2005	9	71,727,001.53	6.28891	10.00000
9/15/2005	10/15/2005	10	69,568,364.21	6.49923	10.00000
10/15/2005	11/15/2005	11	67,474,313.38	6.29026	10.00000
11/15/2005	12/15/2005	12	65,442,924.86	6.50064	10.00000
12/15/2005	1/15/2006	13	63,472,331.63	6.29163	10.00000
1/15/2006	2/15/2006	14	61,560,722.10	6.29232	10.00000
2/15/2006	3/15/2006	15	59,706,338.51	6.96727	10.00000
3/15/2006	4/15/2006	16	57,907,475.28	6.29373	10.00000
4/15/2006	5/15/2006	17	56,162,477.49	6.50425	10.00000
5/15/2006	6/15/2006	18	54,469,739.40	6.29515	10.00000
6/15/2006	7/15/2006	19	52,827,702.97	6.50573	10.00000
7/15/2006	8/15/2006	20	51,234,856.43	6.29660	10.00000
8/15/2006	9/15/2006	21	49,689,732.96	6.29733	10.00000
9/15/2006	10/15/2006	22	48,190,909.31	6.51066	10.00000
10/15/2006	11/15/2006	23	46,737,050.14	7.29416	10.00000
11/15/2006	12/15/2006	24	45,334,361.87	7.56078	10.00000
12/15/2006	1/15/2007	25	43,973,660.74	7.68160	10.00000
1/15/2007	2/15/2007	26	42,656,169.16	7.68185	10.00000
2/15/2007	3/15/2007	27	41,377,905.40	9.13021	10.00000
3/15/2007	4/15/2007	28	40,141,533.40	8.25235	10.00000
4/15/2007	5/15/2007	29	38,941,941.55	8.99421	10.00000
5/15/2007	6/15/2007	30	37,780,318.42	8.71457	10.00000
6/15/2007	7/15/2007	31	36,653,181.85	9.17618	10.00000
7/15/2007	8/15/2007	32	35,560,274.29	8.87979	10.00000
8/15/2007	9/15/2007	33	34,499,751.72	9.13645	10.00000
9/15/2007	10/15/2007	34	33,471,840.94	9.44680	10.00000
10/15/2007	11/15/2007	35	32,474,425.85	9.61326	10.00000
11/15/2007	12/15/2007	36	31,508,376.40	9.94482	10.00000
12/15/2007	1/15/2008	37	30,570,926.10	9.79921	10.00000
1/15/2008	2/15/2008	38	29,661,849.63	9.79835	10.00000
2/15/2008	3/15/2008	39	0.00	0.00000	0.00000

DISCLAIMER

The accompanying electronic file (the "Distributed Materials") contains modeling information distributed to you by Greenwich Capital Markets, Inc. ("Greenwich Capital") for the purpose of assisting you in making a preliminary analysis of the referenced securities, and does not constitute an offer to sell, or a solicitation to buy, such securities. The Distributed Materials are intended for the exclusive use of the party to whom Greenwich Capital has directly distributed such materials (the "Recipient"). By accepting the Distributed Materials, Recipient agrees that it will not (a) use the Distributed Materials or any information, tables and other statistical analyses that Recipient may generate on the basis of the Distributed Materials (such generated information, the "Hypothetical Performance Data", and together with the Distributed Materials, the "Information") for any purpose other than to make a preliminary analysis of the referenced securities, or (b) provide any Information to any person other than its legal, tax financial and/or accounting advisors for the purposes of making a preliminary analysis of the referenced securities. Recipient agrees and acknowledges that the Hypothetical Performance Data will be generated by or on behalf of the Recipient, and that neither Greenwich Capital not anyone acting on its behalf has generated or will generate or is in any way responsible for any Hypothetical Performance Data.

Although the Distributed Materials have been sent to you by Greenwich Capital, and not the issuer of the securities, the Information is based on information furnished by the issuer of the securities and its affiliates and other third parties, the accuracy and completeness of which has not been verified by Greenwich Capital or any other person. Further, numerous assumptions were used in preparing the Distributed Materials, which assumptions may not be reflected in the Distributed Materials or the Hypothetical Performance Data. Any weighted average lives, yields, principal payment periods and other information shown in the Hypothetical Performance Data will be based on various assumptions, and changes in such assumptions may dramatically affect such weighted average lives, yields, principal payment periods and other information. Neither Greenwich Capital nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets, payments or yield on the securities or other assumptions used in generating the Hypothetical Performance Data. Further, the specific characteristics of the actual securities may differ from those shown in the Information due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Information and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. As such, no assurance can be given as to the Information's accuracy, appropriateness or completeness in any particular context; nor as to whether the Information and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Although a registration statement (including a prospectus) relating to the securities referenced in the Distributed Materials has been filed with the Securities and Exchange

Commission and is effective, the final prospectus supplement relating to the actual securities to be offered has not yet been filed with the Securities and Exchange Commission. Neither the Distributed Materials nor any other materials or communications shall constitute an offer to sell or the solicitation of an offer to buy the referenced securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the Information are preliminary and subject to change prior to issuance. Prospective purchasers are referred to the final prospectus supplement relating to the actual securities to be offered that are preliminarily discussed in the Information for final principal amount, designation and terms of any security described in the Information prior to committing to purchase any such security. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Trading Desk at (203) 625-6160.

The Distributed Materials supercede all information relating to the subject securities that have been made available to you previously. In addition, the Information will be superseded in its entirety by any information made available to you after the date hereof (if any), as well as by the final prospectus supplement and prospectus relating to the actual securities preliminarily discussed in the Information.

Please be advised that the securities described in the Information may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of the securities described therein.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by electronic mail.

Home Loan Mortgage Loan Trust 2004-2
Asset-Backed Notes, Series 2004-2

Marketing Materials

$90,000,000 (Approximate)
Offered Notes

Ambac
Note Insurer

Financial Asset Securities Corp.
Depositor

Home Loan and Investment Bank, F.S.B.
Originator and Servicer

RBS Greenwich Capital
Underwriter

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance

Frank Skibo	(203) 625-6678
Vinu Phillips	(203) 618-5626
Greg McSweeney	(203) 618-2429

Trading

Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's

Andrew Hayford	(212) 438-2412

Moody's

Carlos Maymi	(212) 553-4635

Preliminary Term Sheet ***Date Prepared: November 30, 2004***

$90,000,000 (Approximate)
Home Loan Mortgage Loan Trust 2004-2
Asset-Backed Notes, Series 2004-2

Ambac

Note Insurer

Class(1,3,4)	Principal Amount ($)	WAL Call/Mat(2)	Pymt Window (Mths) Call/Mat(2)	Expected Rating (Moody's/S&P)	Assumed Final Payment Date	Note Type
A	$90,000,000	2.54 / 2.81	1-76 / 1-362	Aaa/AAA	April 2035	Floating Rate Senior
Total:	**$90,000,000**					

(1) *The Class A Notes are backed primarily by the cash flow from the Mortgage Loans (as defined herein). The note balance of each Class of Offered Notes (as defined herein) is subject to a 10% variance.*
(2) *See "Pricing Prepayment Speed" herein.*
(3) *The Class A Notes are priced to call. The margin on the Class A Notes doubles after the optional redemption date.*
(4) *See "Available Funds Cap Rate" herein.*

Depositor: Financial Asset Securities Corp.

Originator and Servicer: Home Loan and Investment Bank, F.S.B.

Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Indenture Trustee: Deutsche Bank National Trust Company.

Owner Trustee: Wilmington Trust Company.

Note Insurer: Ambac Assurance Corporation.

Offered Notes: The Class A Notes.

Federal Tax Status: It is anticipated that the Offered Notes will be characterized as debt instruments for federal income tax purposes.

Registration: The Offered Notes will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.

Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) November 30, 2004. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the last day of the month preceding the month in which such Mortgage Loan is acquired.
Expected Pricing Date:	On or about December [2], 2004.
Expected Closing Date:	On or about December 16, 2004.
Expected Settlement Date:	On or about December 16, 2004.
Payment Date:	The 15th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Offered Notes will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Payment Date with respect to the Offered Notes will be the period beginning with the previous Payment Date (or, in the case of the first Payment Date, the Closing Date) and ending on the day prior to such Payment Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Notes are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Notes are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Servicing Fee:	Approximately 0.50% of the aggregate principal balance of the Mortgage Loans.
Indenture Trustee Fee:	Approximately 0.0225% per annum on the aggregate principal balance of the Mortgage Loans and any funds on deposit in the Pre-Funding Account.
Optional Redemption:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the redemption of the Notes (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.
Pricing Prepayment Speed:	The Offered Notes will be priced based on the following collateral prepayment assumptions: FRM Loans: 23% CPR ARM Loans: 30% CPR
Initial Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $47,856,218 consisting primarily of first and second lien, fixed rate and adjustable rate mortgage loans (the "***Initial Mortgage Loans***"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans.

Additional Mortgage Loans:	On or prior to the Closing Date, approximately $17,143,782 of additional mortgage loans having similar characteristics to the Initial Mortgage Loans will be delivered to the trust (the "***Additional Mortgage Loans***", together with the Initial Mortgage Loans, the "***Closing Date Mortgage Loans***").
Pre-Funding Account:	An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $25,000,000 will be deposited (the "***Pre-Funded Amount***"), and will be used to purchase subsequent fixed-rate and adjustable-rate mortgage loans (the "***Subsequent Mortgage Loans***"). On or prior to March 14, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the Initial Mortgage Loans (with any unused portion of such deposit amount to be paid as principal to the Offered Notes on the Payment Date immediately following such date).
Note Interest Rate:	The "***Note Interest Rate***" on the Class A Notes will be equal to the lesser of (i) the Formula Rate and (ii) the Available Funds Cap Rate.
Formula Rate:	The "***Formula Rate***" on the Class A Notes will be the per annum rate equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) 14%.
Available Funds Cap Rate:	The "***Available Funds Cap Rate***" for the Notes is equal to (i) interest due on the Mortgage Loans less the sum of the Indenture Trustee Fee, the Servicing Fee, and the Note Insurer premium, divided by (ii) the aggregate note balance of the Class A Notes, adjusted for the related accrual period.
Available Funds Cap Rate Carryover Amount:	If on any Payment Date the Note Interest Rate for the Class A Notes is limited by the Available Funds Cap Rate, the "***Available Funds Cap Rate Carryover Amount***" for the Class A Notes is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on the Class A Notes based on the Formula Rate over (b) the amount of interest actually accrued on the Class A Notes based on the Available Funds Cap Rate and (ii) the unpaid portion of the Available Funds Cap Rate Carryover Amount from the prior Payment Date together with accrued interest at the Formula Rate. Any Available Funds Cap Rate Carryover Amount will be paid on such Payment Date or future Payment Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) Excess Cashflow;
2) The Spread Account; and,
3) Note Insurance Policy.

Note Insurance Policy: The Note Insurer will issue a "***Note Insurance Policy***" (or the "***Policy***") with respect to the Class A Notes which will guarantee timely payment of interest and ultimate payment of principal to the Class A Noteholders. The Policy will not cover net prepayment interest shortfalls or relief act shortfalls.

Excess Cashflow: The "***Excess Cashflow***" for any Payment Date will be equal to the available funds remaining after priorities 1) thru 5) under "Priority of Payments."

Spread Account: The "***Spread Account***" will be established for the benefit of the Note Insurer and the Noteholders. Excess Cashflow will be deposited in the Spread Account until the Base Spread Account Requirement is reached. The Indenture Trustee will withdraw amounts on deposit in the Spread Account, prior to making any draws on the Policy, to pay any unpaid principal or interest on the Class A Notes. On the Closing Date the amount on deposit in the Spread Account will be zero.

Base Spread Account Requirement: The "***Base Spread Account Requirement***" will be an amount equal to (a) with respect to any Payment Date occurring during the period commencing after the Closing Date and ending on the later of (i) the Payment Date occurring in December 2006 and (ii) the Payment Date upon which the note balance of the Class A Notes is less than or equal to 50% of the sum of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount on the Closing Date, 3.10% of the sum of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount on the Closing Date, and (b) with respect to each Payment Date thereafter, the greater of (A) 6.20% of the aggregate principal balance of the Mortgage Loans for the related Payment Date, (B) the greater of (1) 0.50% of the sum of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-off Date and the Pre-Funded Amount on the Closing Date and (2) the sum of the principal balances of the three largest outstanding Mortgage Loans, and (C) an amount based on the delinquency and loss performance of the Mortgage Loans as further described in the indenture. The Base Spread Account Requirement will not exceed the aggregate principal balance of the Mortgage Loans on any Payment Date.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans (to the extent such amount is not covered by available funds) will first be absorbed by the Spread Account. Following the reduction of the Spread Account to zero, any additional Realized Losses will be covered by the Note Insurer.

Priority of Payments:

Available funds from the Mortgage Loans will be paid as follows:

1) To the Servicer, the Servicing Fee and to the Indenture Trustee, the Indenture Trustee Fee.
2) To the holders of the Class A Notes, monthly interest plus any previously unpaid interest.
3) To the holders of the Class A Notes, monthly principal.
4) To the Note Insurer an amount equal to the sum of (i) the related monthly premium for the Policy, (ii) unreimbursed insured amounts paid on the Policy and (iii) any other amounts owed under the insurance agreement.
5) To the Servicer certain reimbursable expenses and unreimbursed nonrecoverable advances.
6) To the Spread Account, any remaining amount until the Base Spread Account Requirement is reached.
7) To the holders of the Class A Notes, the Available Funds Cap Rate Carryover Amount, after taking into account any payments from the Yield Maintenance Agreement.
8) Any remaining amounts to the holder of the owner trust certificate.

Yield Maintenance Agreement:

On the Closing Date, the Indenture Trustee will enter into a "***Yield Maintenance Agreement***" with a counterparty ("the ***Counterparty***") for the benefit of the Offered Notes. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments to the Offered Notes will be capped at their maximum amount when one-month LIBOR equals or exceeds [10]%. The notional balance of the Yield Maintenance Agreement on any Payment Date will be subject to a maximum equal to the aggregate principal balance of the Class A Notes immediately prior to such Payment Date. The Yield Maintenance Agreement will terminate after the Payment Date in February 2008. Any payments received from the Yield Maintenance Agreement will be paid to the Offered Notes to the extent of any Available Funds Cap Rate Carryover Amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Available Funds Cap Rate for the Notes

Period	Payment Date	Net WAC Rate[(1,2)]	Effective Net WAC Rate[(2)(3)]	Period	Payment Date	Net WAC Rate[(1,2)]	Effective Net WAC Rate[(2)(3)]
1	1/15/2005	4.64	4.64	42	6/15/2008	10.54	10.54
2	2/15/2005	4.45	10.00	43	7/15/2008	11.07	11.07
3	3/15/2005	6.96	10.00	44	8/15/2008	10.71	10.71
4	4/15/2005	6.29	10.00	45	9/15/2008	10.97	10.97
5	5/15/2005	6.50	10.00	46	10/15/2008	11.34	11.34
6	6/15/2005	6.29	10.00	47	11/15/2008	11.43	11.43
7	7/15/2005	6.50	10.00	48	12/15/2008	11.82	11.82
8	8/15/2005	6.29	10.00	49	1/15/2009	11.60	11.60
9	9/15/2005	6.29	10.00	50	2/15/2009	11.60	11.60
10	10/15/2005	6.50	10.00	51	3/15/2009	13.13	13.13
11	11/15/2005	6.29	10.00	52	4/15/2009	11.86	11.86
12	12/15/2005	6.50	10.00	53	5/15/2009	12.35	12.35
13	1/15/2006	6.29	10.00	54	6/15/2009	11.95	11.95
14	2/15/2006	6.29	10.00	55	7/15/2009	12.38	12.38
15	3/15/2006	6.97	10.00	56	8/15/2009	11.98	11.98
16	4/15/2006	6.29	10.00	57	9/15/2009	12.03	12.03
17	5/15/2006	6.50	10.00	58	10/15/2009	12.43	12.43
18	6/15/2006	6.30	10.00	59	11/15/2009	12.04	12.04
19	7/15/2006	6.51	10.00	60	12/15/2009	12.44	12.44
20	8/15/2006	6.30	10.00	61	1/15/2010	12.04	12.04
21	9/15/2006	6.30	10.00	62	2/15/2010	12.03	12.03
22	10/15/2006	6.51	10.00	63	3/15/2010	13.33	13.33
23	11/15/2006	7.29	10.00	64	4/15/2010	12.04	12.04
24	12/15/2006	7.56	10.00	65	5/15/2010	12.44	12.44
25	1/15/2007	7.68	10.00	66	6/15/2010	12.04	12.04
26	2/15/2007	7.68	10.00	67	7/15/2010	12.44	12.44
27	3/15/2007	9.13	10.00	68	8/15/2010	12.03	12.03
28	4/15/2007	8.25	10.00	69	9/15/2010	12.03	12.03
29	5/15/2007	8.99	10.00	70	10/15/2010	12.43	12.43
30	6/15/2007	8.71	10.00	71	11/15/2010	12.03	12.03
31	7/15/2007	9.18	10.00	72	12/15/2010	12.42	12.42
32	8/15/2007	8.88	10.00	73	1/15/2011	12.02	12.02
33	9/15/2007	9.14	10.00	74	2/15/2011	12.02	12.02
34	10/15/2007	9.45	10.00	75	3/15/2011	13.30	13.30
35	11/15/2007	9.61	10.00	76	4/15/2011	12.01	12.01
36	12/15/2007	9.94	10.00				
37	1/15/2008	9.80	10.00				
38	2/15/2008	9.80	10.00				
39	3/15/2008	10.76	10.76				
40	4/15/2008	10.07	10.07				
41	5/15/2008	10.88	10.88				

(1) Assumes 1-month LIBOR remains constant at 2.29% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR instantaneously increases to a level beyond the highest maximum obtainable rate on the Mortgage Loans and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR equals 20% and payments are received from the Yield Maintenance Agreement.

Weighted Average Life Tables

Class A To Call

ARM Prepay Speed FRM Prepay Speed	20 CPR 15 CPR	25 CPR 20 CPR	30 CPR 23 CPR	35 CPR 28 CPR	40 CPR 32 CPR
WAL (yr)	3.89	3.09	2.54	2.13	1.82
MDUR (yr)	3.53	2.85	2.37	2.01	1.73
First Prin Pay	1	1	1	1	1
Last Prin Pay	117	93	76	64	54

Class A To Maturity

ARM Prepay Speed FRM Prepay Speed	20 CPR 15 CPR	25 CPR 20 CPR	30 CPR 23 CPR	35 CPR 28 CPR	40 CPR 32 CPR
WAL (yr)	4.27	3.40	2.81	2.35	2.01
MDUR (yr)	3.80	3.09	2.58	2.19	1.89
First Prin Pay	1	1	1	1	1
Last Prin Pay	362	362	362	362	362

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.290	2.630	1.950	1.950	42	4.503	4.620	5.040	4.543
2	2.403	2.759	1.819	1.703	43	4.529	4.653	5.129	4.713
3	2.522	2.882	3.984	3.767	44	4.558	4.687	5.040	4.518
4	2.684	2.998	3.715	3.308	45	4.588	4.724	5.040	4.543
5	2.834	3.099	3.806	3.262	46	4.621	4.762	5.130	4.677
6	2.961	3.187	3.717	3.023	47	4.656	4.799	5.041	4.572
7	3.052	3.265	3.807	3.045	48	4.693	4.836	5.130	4.705
8	3.131	3.340	3.718	2.849	49	4.734	4.871	5.041	4.530
9	3.210	3.414	3.719	2.768	50	4.773	4.902	5.041	4.489
10	3.288	3.485	3.809	2.811	51	4.810	4.929	5.310	5.028
11	3.352	3.553	3.720	2.623	52	4.843	4.952	5.042	4.472
12	3.421	3.618	3.811	2.680	53	4.872	4.971	5.131	4.698
13	3.499	3.680	3.722	2.472	54	4.897	4.985	5.042	4.497
14	3.568	3.735	3.722	2.402	55	4.917	4.993	5.132	4.674
15	3.630	3.787	3.992	2.741	56	4.934	5.000	5.042	4.479
16	3.688	3.833	3.724	2.279	57	4.945	5.009	5.043	4.488
17	3.739	3.870	3.814	2.365	58	4.952	5.019	5.132	4.658
18	3.783	3.892	3.725	2.183	59	4.953	5.033	5.043	4.507
19	3.826	3.908	3.816	2.280	60	4.948	5.051	5.133	4.690
20	3.874	3.927	3.727	2.090	61	4.957	5.074	5.043	4.515
21	3.905	3.946	3.728	2.059	62	4.983	5.099	5.043	4.487
22	3.907	3.969	3.820	2.204	63	5.009	5.124	5.313	5.031
23	3.868	3.999	4.378	3.127	64	5.034	5.147	5.044	4.464
24	3.879	4.044	4.484	3.282	65	5.058	5.171	5.134	4.684
25	3.935	4.095	4.632	3.458	66	5.082	5.193	5.044	4.478
26	3.988	4.143	4.633	3.404	67	5.105	5.215	5.134	4.661
27	4.038	4.188	5.271	4.379	68	5.127	5.236	5.045	4.454
28	4.087	4.231	5.006	3.891	69	5.149	5.256	5.045	4.465
29	4.133	4.271	5.095	4.382	70	5.170	5.275	5.135	4.628
30	4.177	4.308	5.006	4.197	71	5.190	5.293	5.045	4.477
31	4.219	4.340	5.096	4.462	72	5.209	5.311	5.135	4.645
32	4.256	4.369	5.006	4.269	73	5.227	5.327	5.046	4.457
33	4.291	4.395	5.007	4.487	74	5.245	5.343	5.046	4.437
34	4.322	4.419	5.099	4.617	75	5.262	5.358	5.315	5.012
35	4.348	4.442	5.021	4.534	76	5.277	5.372	5.046	4.429
36	4.370	4.464	5.112	4.672					
37	4.390	4.487	5.029	4.528					
38	4.411	4.510	5.029	4.506					
39	4.432	4.535	5.218	4.860					
40	4.455	4.562	5.039	4.516					
41	4.478	4.590	5.129	4.731					

(1) Assumes the pricing prepayment speed to call.

(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Indenture Trustee Fee and the Note Insurer premium), less aggregate interest on the Notes divided by (b) aggregate principal balance of the Mortgage Loans as of the beginning period.

Initial Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$47,856,218	$9,928	$818,440
Average Scheduled Principal Balance	$80,027		
Number of Mortgage Loans	598		
Weighted Average Gross Coupon	7.196%	5.000%	12.550%
Weighted Average FICO Score	622	454	789
Weighted Average Combined Original LTV	69.67%	4.02%	85.04%
Weighted Average Original Term	333 months	60 months	360 months
Weighted Average Stated Remaining Term	331 months	57 months	360 months
Weighted Average Seasoning	2 months	0 months	11 months
Weighted Average Gross Margin	5.865%	4.350%	10.960%
Weighted Average Minimum Interest Rate	7.112%	5.600%	11.960%
Weighted Average Maximum Interest Rate	13.491%	11.600%	19.750%
Weighted Average Initial Rate Cap	2.194%	2.000%	3.000%
Weighted Average Subsequent Rate Cap	1.000%	1.000%	1.000%
Weighted Average Months to Roll	22 months	13 months	36 months
Maturity Date		Aug 4, 2009	Nov 4, 2034
Maximum Zip Code Concentration	1.71%	02807	
ARM	95.34%		
Fixed Rate	4.66%		
2 year initial fixed rate period/ 6 MO LIBOR	92.73%		
3 year initial fixed rate period/ 6 MO LIBOR	2.61%		
Fixed Rate	4.66%		
No Interest Only	100.00%		
Prepay Penalty: 0 months	5.18%		
Prepay Penalty: 36 months	94.82%		
First Lien	76.99%		
Second Lien*	23.01%		

*The percentage of second liens after the end of the Pre-Funding Period is expected to be approximately 28%.

Full Documentation	100.00%
Cash Out Refinance	97.82%
Purchase	2.18%
2-4 Units	10.22%
5+ Units	0.12%
Condominium	4.32%
Manufactured Housing	0.13%
PUD Attached	3.43%
PUD Detached	4.99%
Single Family Attached	7.84%
Single Family Detached	68.95%
Non-owner Occupied	1.62%
Owner Occupied	98.38%
Top 5 States:	
New York	16.30%
Rhode Island	14.34%
New Jersey	10.06%
Maryland	9.12%
Virginia	8.93%

Current Principal Balance ($)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	266	$8,231,188.83	17.20%	7.741%	272	64.85%	618
50,000.01 - 100,000.00	183	12,730,627.52	26.60	7.474	331	66.75	616
100,000.01 - 150,000.00	71	8,577,119.98	17.92	7.024	346	70.45	619
150,000.01 - 200,000.00	36	6,321,417.24	13.21	7.353	342	70.24	609
200,000.01 - 250,000.00	21	4,691,211.49	9.80	6.800	349	74.57	630
250,000.01 - 300,000.00	10	2,674,178.41	5.59	6.530	358	76.82	632
300,000.01 - 350,000.00	3	998,335.62	2.09	6.750	358	77.90	615
350,000.01 - 400,000.00	4	1,497,699.41	3.13	6.242	358	68.88	632
400,000.01 - 450,000.00	2	847,000.00	1.77	6.233	360	79.80	690
450,000.01 - 500,000.00	1	469,000.00	0.98	6.250	360	70.00	625
800,000.01 - 850,000.00	1	818,439.83	1.71	6.250	357	80.00	684
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Current Gross Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	$26,797.54	0.06%	5.000%	178	64.30%	781
5.500 - 5.999	49	6,439,095.88	13.46	5.814	327	63.95	695
6.000 - 6.499	91	8,442,583.33	17.64	6.206	332	69.62	648
6.500 - 6.999	129	11,992,169.84	25.06	6.637	334	72.41	621
7.000 - 7.499	64	5,508,527.84	11.51	7.166	343	68.60	601
7.500 - 7.999	65	4,361,969.79	9.11	7.621	328	72.70	595
8.000 - 8.499	45	2,075,010.70	4.34	8.220	310	79.90	620
8.500 - 8.999	66	3,649,480.38	7.63	8.677	322	73.57	598
9.000 - 9.499	17	716,527.10	1.50	9.224	306	75.71	586
9.500 - 9.999	38	2,378,281.00	4.97	9.652	326	59.43	552
10.000 -10.499	16	1,472,049.54	3.08	10.076	348	58.81	539
10.500 -10.999	8	299,710.86	0.63	10.689	287	61.51	568
11.000 -11.499	4	132,329.56	0.28	11.099	330	68.21	559
11.500 -11.999	3	253,337.93	0.53	11.788	357	74.80	557
12.000 -12.499	1	89,949.93	0.19	12.150	357	56.25	494
12.500 -12.999	1	18,397.11	0.04	12.550	119	75.49	663
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
400-499	5	$556,122.25	1.16%	10.348%	358	44.01%	489
500-524	7	625,573.60	1.31	9.253	343	62.24	518
525-549	21	1,833,842.97	3.83	9.576	346	58.20	538
550-574	85	5,639,047.60	11.78	8.187	329	64.02	562
575-599	104	8,142,209.56	17.01	7.630	332	71.36	588
600-624	126	9,574,670.33	20.01	7.001	328	73.34	612
625-649	93	7,474,006.11	15.62	6.812	333	73.04	635
650-674	70	5,487,079.40	11.47	6.589	323	74.03	659
675-699	46	4,613,422.95	9.64	6.257	322	70.05	685
700+	37	3,441,212.35	7.19	6.061	344	62.97	735
None	4	469,031.21	0.98	6.732	303	58.95	NA
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Combined Original LTV (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	97	$6,209,461.52	12.98%	7.353%	319	36.75%	614
50.00- 54.99	26	1,842,384.29	3.85	7.236	309	51.84	618
55.00- 59.99	35	2,511,284.59	5.25	7.065	323	57.08	613
60.00- 64.99	47	2,599,050.92	5.43	7.412	306	62.25	597
65.00- 69.99	53	5,064,791.24	10.58	6.885	339	66.65	632
70.00- 74.99	64	5,259,753.47	10.99	7.457	339	71.68	605
75.00- 79.99	75	5,501,295.41	11.50	7.277	332	77.35	630
80.00	61	5,657,424.40	11.82	7.236	341	80.00	621
80.01- 84.99	54	4,797,196.16	10.02	7.217	328	82.81	627
85.00- 89.99	86	8,413,576.33	17.58	6.976	338	85.00	634
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	5	$136,083.33	0.28%	6.706%	57	33.98%	632
84	1	20,139.85	0.04	8.500	81	37.96	558
120	28	708,538.00	1.48	7.693	118	65.75	622
180	77	3,230,866.32	6.75	7.029	178	65.77	636
240	85	4,076,850.73	8.52	7.452	237	67.02	614
300	4	249,648.28	0.52	6.491	298	58.19	668
360	398	39,434,091.82	82.40	7.180	358	70.54	621
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	5	$136,083.33	0.28%	6.706%	57	33.98%	632
61-120	29	728,677.85	1.52	7.715	117	64.98	620
121-180	77	3,230,866.32	6.75	7.029	178	65.77	636
181-240	85	4,076,850.73	8.52	7.452	237	67.02	614
241-300	4	249,648.28	0.52	6.491	298	58.19	668
301-360	398	39,434,091.82	82.40	7.180	358	70.54	621
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Debt Ratio (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	14	$776,072.61	1.62%	6.952%	346	64.80%	614
20.01 -25.00	23	1,406,937.40	2.94	7.375	319	62.87	600
25.01 -30.00	41	2,200,388.22	4.60	6.983	297	65.63	635
30.01 -35.00	66	5,372,632.45	11.23	7.484	333	73.68	626
35.01 -40.00	89	6,178,653.58	12.91	7.116	316	69.33	621
40.01 -45.00	268	19,993,730.60	41.78	7.296	325	68.25	615
45.01 -50.00	94	10,958,363.64	22.90	7.016	353	71.94	628
None	3	969,439.83	2.03	6.500	357	75.91	680
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	562	$45,626,906.95	95.34%	7.112%	330	69.50%	621
Fixed Rate	36	2,229,311.38	4.66	8.921	334	73.09	627
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2 year initial fixed rate period/ 6 MO LIBOR	542	$44,377,688.01	92.73%	7.103%	331	69.55%	621
3 year initial fixed rate period/ 6 MO LIBOR	20	1,249,218.94	2.61	7.408	298	67.78	627
Fixed Rate	36	2,229,311.38	4.66	8.921	334	73.09	627
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
No Interest Only	598	$47,856,218.33	100.00%	7.196%	331	69.67%	622
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	32	$2,478,211.22	5.18%	8.255%	350	75.05%	636
Prepay Penalty: 36 months	566	45,378,007.11	94.82	7.138	330	69.37	621
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	342	$36,843,013.59	76.99%	6.998%	341	68.89%	623
Second Lien	256	11,013,204.74	23.01	7.859	295	72.27	616
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	598	$47,856,218.33	100.00%	7.196%	331	69.67%	622
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	590	$46,813,301.52	97.82%	7.194%	331	69.78%	622
Purchase	8	1,042,916.81	2.18	7.285	335	64.69	615
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units	52	$4,890,874.58	10.22%	7.249%	320	59.85%	623
5+ Units	1	58,256.23	0.12	5.900	358	20.48	733
Condominium	30	2,067,445.62	4.32	8.160	320	64.52	588
Manufactured Housing	1	63,000.00	0.13	9.990	360	71.59	537
PUD Attached	18	1,641,383.22	3.43	7.577	345	72.70	602
PUD Detached	25	2,387,730.55	4.99	7.231	342	73.15	638
Single Family Attached	63	3,750,805.84	7.84	7.175	326	73.29	634
Single Family Detached	408	32,996,722.29	68.95	7.106	332	70.71	622
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner Occupied	10	$775,136.30	1.62%	7.533%	347	68.49%	623
Owner Occupied	588	47,081,082.03	98.38	7.190	330	69.69	621
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	4	$419,148.15	0.88%	7.405%	351	73.62%	622
California	5	761,119.37	1.59	7.193	347	65.55	601
Colorado	2	276,341.85	0.58	6.590	356	77.00	645
Connecticut	27	2,194,912.72	4.59	7.095	340	72.12	613
Delaware	10	547,274.78	1.14	7.235	332	74.78	622
Florida	7	480,506.68	1.00	7.249	337	78.74	636
Georgia	17	1,379,552.98	2.88	7.094	329	80.14	629
Illinois	7	413,246.94	0.86	7.618	333	73.33	624
Indiana	1	24,695.75	0.05	8.250	117	81.37	632
Maine	18	1,304,531.88	2.73	7.150	354	72.22	626
Maryland	60	4,366,169.43	9.12	7.247	314	71.05	619
Massachusetts	44	3,713,069.45	7.76	6.872	332	64.53	636
Michigan	14	751,356.37	1.57	7.065	319	75.76	620
Minnesota	1	50,000.00	0.10	9.700	240	77.13	601
Nevada	4	276,776.19	0.58	7.126	359	59.52	610
New Hampshire	14	1,205,177.68	2.52	7.213	346	63.84	618
New Jersey	54	4,815,840.98	10.06	7.412	325	65.10	599
New York	91	7,799,780.88	16.30	7.316	325	65.96	627
Ohio	1	27,000.00	0.06	6.750	359	39.71	587
Oregon	2	521,000.00	1.09	6.574	360	65.71	617
Pennsylvania	75	3,967,758.81	8.29	7.265	318	72.71	621
Rhode Island	69	6,861,813.64	14.34	6.650	336	69.96	627
Texas	22	1,397,251.91	2.92	9.144	346	74.50	624
Virginia	48	4,273,891.89	8.93	7.257	337	73.84	619
Washington	1	28,000.00	0.06	9.250	240	82.82	671
Total	**598**	**$47,856,218.33**	**100.00%**	**7.196%**	**331**	**69.67%**	**622**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Gross Margin (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	17	$1,963,146.66	4.30%	5.646%	308	59.88%	708
4.500 - 4.999	61	6,742,022.79	14.78	5.949	328	68.93	680
5.000 - 5.499	113	12,724,398.29	27.89	6.392	343	73.20	636
5.500 - 5.999	91	7,168,318.30	15.71	6.855	330	68.80	609
6.000 - 6.499	83	5,829,727.75	12.78	7.353	327	65.15	588
6.500 - 6.999	32	2,056,094.45	4.51	7.793	341	75.35	597
7.000 - 7.499	49	2,644,333.79	5.80	8.336	319	76.71	606
7.500 - 7.999	50	2,264,917.01	4.96	8.780	302	74.69	591
8.000 - 8.499	22	1,413,568.33	3.10	9.431	329	56.90	554
8.500 - 8.999	29	1,815,975.48	3.98	9.850	330	58.81	538
9.000 - 9.499	8	587,540.96	1.29	10.291	328	69.05	571
9.500 - 9.999	4	167,407.52	0.37	10.860	339	62.85	555
10.000 -10.499	1	25,500.00	0.06	11.200	359	85.00	541
10.500 -10.999	2	223,955.62	0.49	11.787	357	75.43	550
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**

Minimum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	48	$6,369,192.38	13.96%	5.818%	326	64.21%	695
6.000 - 6.499	90	8,385,888.83	18.38	6.205	332	69.55	648
6.500 - 6.999	128	11,938,619.84	26.17	6.638	335	72.35	620
7.000 - 7.499	64	5,508,527.84	12.07	7.166	343	68.60	601
7.500 - 7.999	61	4,010,422.75	8.79	7.621	326	72.36	587
8.000 - 8.499	44	2,026,436.20	4.44	8.225	309	79.90	619
8.500 - 8.999	58	3,037,636.92	6.66	8.690	318	72.81	588
9.000 - 9.499	13	519,622.41	1.14	9.194	289	75.38	593
9.500 - 9.999	34	2,176,072.85	4.77	9.645	326	58.07	547
10.000 -10.499	11	1,080,375.42	2.37	10.067	351	54.75	534
10.500 -10.999	7	271,826.33	0.60	10.678	298	60.12	568
11.000 -11.499	2	78,329.56	0.17	11.133	358	75.21	564
11.500 -11.999	2	223,955.62	0.49	11.787	357	75.43	550
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**

Maximum Interest Rate (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remainin g Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	48	$6,369,192.38	13.96%	5.818%	326	64.21%	695
12.000 -12.499	90	8,385,888.83	18.38	6.205	332	69.55	648
12.500 -12.999	127	11,765,348.43	25.79	6.633	335	72.43	620
13.000 -13.499	52	4,324,752.60	9.48	7.181	340	67.06	592
13.500 -13.999	45	2,553,456.95	5.60	7.587	323	69.72	581
14.000 -14.499	5	265,413.65	0.58	8.155	321	68.54	605
14.500 -14.999	12	944,608.38	2.07	8.410	345	61.10	595
15.000 -15.499	15	1,300,009.52	2.85	7.278	341	72.54	629
15.500 -15.999	32	2,657,267.63	5.82	8.544	331	63.19	572
16.000 -16.499	48	2,802,518.67	6.14	8.915	326	71.60	588
16.500 -16.999	48	2,320,299.95	5.09	8.721	311	76.56	587
17.000 -17.499	12	481,717.69	1.06	9.556	318	80.22	584
17.500 -17.999	19	1,014,839.68	2.22	9.797	320	72.87	550
18.000 -18.499	2	38,879.30	0.09	10.154	179	57.06	569
18.500 -18.999	6	217,826.33	0.48	10.662	283	63.19	553
19.500 -19.999	1	184,886.96	0.41	11.750	357	73.41	557
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**

Initial Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remainin g Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	409	$36,789,896.86	80.63%	6.786%	333	67.78%	628
3.000	153	8,837,010.09	19.37	8.467	321	76.64	595
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**

Subsequent Periodic Rate Cap (%)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remainin g Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	562	$45,626,906.95	100.00%	7.112%	330	69.50%	621
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
December 2005	1	$208,618.70	0.46%	8.250%	349	74.20%	532
March 2006	1	43,967.11	0.10	6.750	172	50.00	601
April 2006	4	382,737.38	0.84	8.011	270	66.81	567
May 2006	4	423,443.82	0.93	7.768	354	62.14	586
June 2006	6	564,837.97	1.24	7.107	355	69.54	611
July 2006	40	3,030,896.55	6.64	7.090	326	72.41	621
August 2006	137	11,865,012.29	26.00	7.142	330	69.79	622
September 2006	140	11,998,736.07	26.30	7.151	334	70.66	623
October 2006	147	10,616,826.12	23.27	6.981	328	67.49	622
November 2006	62	5,242,612.00	11.49	7.000	338	69.72	622
February 2007	1	195,775.51	0.43	5.750	231	55.56	NA
April 2007	2	90,328.86	0.20	5.955	172	39.69	655
July 2007	3	128,381.88	0.28	7.103	356	60.89	656
August 2007	3	167,019.56	0.37	6.882	300	55.66	660
September 2007	4	189,097.36	0.41	8.495	301	76.76	630
October 2007	6	301,615.77	0.66	7.579	313	78.09	616
November 2007	1	177,000.00	0.39	9.250	360	84.89	576
Total	**562**	**$45,626,906.95**	**100.00%**	**7.112%**	**330**	**69.50%**	**621**